UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.

OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934
For the transition period from_______________to_______________

Commission file number  001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma  74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Profit Sharing Plan:

Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits - December 31, 2008 and 2007

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2008

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits

23 - Consent of Independent Registered Public Accounting Firm

PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm)

PROFIT SHARING PLAN

TABLE OF CONTENTS

		Page

Report of Independent Registered Public Accounting Firm		1

Financial Statements:

	Statements of Net Assets Available for Benefits - December 31, 2008 and 2007	2

	Statement of Changes in Net Assets Available for Benefits -	3
	Year Ended December 31, 2008

	Notes to Financial Statements	4-9

Schedule

1	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

ONEOK, Inc. Benefit Plan Committee
Profit Sharing Plan
Tulsa, Oklahoma

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Plan changed its method for accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2008 basic financial statements taken as a whole.

/s/ BKD LLP

Tulsa, Oklahoma

June 26, 2009

PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007
(In thousands)

	2008	2007
Investments, at fair value:
Money market fund	$2,882	$2,478
Mutual funds	2,050	1,443
Common stock of ONEOK, Inc.	1,090	837
Net assets available for benefits	$6,022	$4,758

See accompanying notes to financial statements.

PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008
(In thousands)

2008
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(1,688)
Dividends	97
Total investment loss	(1,591)

Contributions:
Employer	3,213

Total additions	1,622

Deductions to net assets attributed to:
Benefits paid to participants	358

Net increase in net assets available for benefits	1,264
Net assets available for benefits, beginning of period	4,758
Net assets available for benefits, end of period	$6,022

See accompanying notes to financial statements.

Notes to Financial Statements

(1)	Description of Plan

A brief description of the Profit Sharing Plan (the Plan) follows and is provided for general information only.  Participants should refer to the full text of the Plan document for more complete information.

(a)	General

The Plan is administered by ONEOK, Inc. (the Company) and is provided for the benefit of the employees of the Company and its subsidiaries.  The Plan is a defined contribution plan which covers non-bargaining unit employees hired on or after January 1, 2005, employees that transfer from a bargaining unit to a non-bargaining unit position after January 1, 2005, and certain employees who elected to terminate participation in the Retirement Plan for Employees of ONEOK, Inc. and Subsidiaries and participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following or coinciding with employment, or elect to decline participation in the Plan at that time.  An employee that declined participation may elect, at any time in the future, to become a participant in the Plan by submitting an enrollment form.  Participation would commence as of the first day of the calendar month following receipt of an enrollment form. There is no minimum service or age requirement.

The Company may, and generally expects to, make a contribution to the Plan each calendar quarter that will result in an allocation to the participant’s Plan account equal to 1 percent of the participant’s eligible compensation for that quarter.  Participants must work 250 hours during the calendar quarter and be actively employed on the last day of the calendar quarter to qualify for the contribution.  The Company may also make an additional discretionary contribution to the Plan at year-end.  Participants must be actively employed on the last day of the Plan year to receive an annual discretionary contribution.  The Plan does not provide for any contributions to be made by participants.

According to federal tax law, there are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company.  The Plan is a defined contribution plan subject to the combined annual contribution limit.  For 2008, the maximum for employee and employer contributions was the lesser of 100 percent of the participant’s base earnings or $46,000, pursuant to Internal Revenue Service (IRS) section 415(c)(1)(A).  These limits are indexed and may be adjusted periodically by the IRS.

The Plan contains a power of choice feature for dividends paid on ONEOK, Inc. common stock held in a participant’s account.  Participants that have ONEOK, Inc. common stock as an investment option are eligible to receive cash payments for dividends over $100.  If the quarterly dividend is over $200, participants may receive 50 percent of the dividend in cash and have 50 percent of the dividend reinvested in ONEOK, Inc. common stock.  If the quarterly dividend payment is under $100, 100 percent of the dividends will be reinvested in ONEOK, Inc. common stock.

Dividends reinvested are considered pre-tax contributions, but are not subject to Plan limits or limits under applicable rules of the IRS.

(c)	Participant Accounts

Participants have the right to designate the investment of their account balances.  If no investment option is elected by a participant, the funds in the participant’s account will be invested in the Schwab Managed Retirement Trust fund maturing closest to the year in which the participant will attain age 65.  Participants may direct the investment of their account balances to more than one option.  However, the minimum investment that can be directed to any one option is 1 percent, and whole increments of 1 percent must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee of the Plan (Plan Trustee) on a daily basis except during scheduled suspension periods.  Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant's account.  The cost charged to a participant's account for ONEOK, Inc. common stock purchased is the average cost for all such common stock purchased during the day for the Plan.  Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale.

The Plan provides for regularly scheduled suspension periods during which participants cannot change Plan investments in ONEOK, Inc. common stock.  Dividends are generally declared on ONEOK, Inc. common stock after the end of each calendar quarter.  A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Board of Directors.  Under the Plan, purchases and sales of ONEOK, Inc. common stock are usually temporarily suspended shortly before the record date for about three to five days in order to determine which Plan accounts hold ONEOK, Inc. common stock on the record date and are entitled to receive a dividend payment.

Certain mutual fund companies have implemented market timing restrictions, which are intended to limit the number of exchanges an investor can initiate within a given period of time.  These restrictions, which are designed to protect the long-term investors in the mutual fund, may exclude sales from a fund in order to fund a loan or distribution and purchases due to regularly scheduled payroll contributions.

If a participant is an officer or an employee in one of certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account which involves ONEOK, Inc. common stock prior to execution of the transaction.  For these employees, there are trading periods during which the participant can buy or sell ONEOK, Inc. common stock during the year.  Generally, these periods begin three days after the public release of quarterly or annual financial results for ONEOK, Inc. and continue until the first day of the following calendar quarter.

(d)	Vesting

Company contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the value of the investments).

(e)	Distributions and Withdrawals

In general, the Plan provides that no Company contributions or earnings may be withdrawn by or distributed to a Plan participant during active employment, except for the power of choice feature for dividends on ONEOK, Inc. common stock described in Note (1)(b).  The Plan does not provide for hardship distributions or Plan participant loans during active employment.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:

1.	the participant retires or otherwise terminates employment with the Company for any reason and the participant’s total account balance does not exceed $5,000;
2.	the participant dies;
3.	the Plan is terminated; or
4.
the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification).

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA), or receive a single lump sum payment from the Plan as soon as administratively possible after leaving the Company.  Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 70 ½, at which time a distribution of the full account is required.  If the participant’s account balance does not exceed $5,000, then the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA.  If the participant does not complete a distribution election form and the account balance is less than $1,000, a lump sum cash payment will be made.  If a distribution election form is not completed and the balance is between $1,000 and $5,000, the account balance will be paid to an IRA for the participant.

(f)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination of the Plan, each participant would receive distribution of the entire balance of his/her Plan account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

All investments are stated at fair value.  The investments are held by Bank of Oklahoma, N.A., as Plan Trustee.

The Company has a Plan Expense Reimbursement Program with Fidelity Investment Company (Fidelity), which pays the Plan an amount equal to 3.75 basis points per quarter (or 15 basis points annually) based on the average daily balances invested in Fidelity’s mutual funds by participants in the Plan.  As of December 31, 2008 and 2007, the Fidelity Balanced Fund is the only Fidelity mutual fund offered by the Plan.  The total quarterly payment is limited to $6.25 per participant as of the last day of the quarter.  This quarterly payment is paid by Fidelity and does not impact the overall expense ratio of the fund.  The Company passes the quarterly payments through as earnings to participants invested in the Fidelity Balanced Fund.  The quarterly payments are allocated based on each individual participant’s account balance on the day the reimbursement is received.

Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan provides for investments in various investment securities which, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(c)	Administrative Costs

The Company pays all costs and expenses for administering the Plan, including expenses of the ONEOK, Inc. Benefit Plan Committee and fees and expenses of the Plan Trustee, except for brokerage commissions, investment management fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant's account.  The costs incurred by the Company will not be reimbursed by the Plan.

(d)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)	Income Taxes

The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code).  The Plan trust is exempt from federal income tax under the provisions of Section 501(a) of the Code.  The Plan received a favorable determination letter from the IRS dated September 29, 2005, stating that the Plan was in compliance with the applicable requirements of the Code.  Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is currently designed and being operated within the applicable requirements of the Code.

(f)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Company, which is the Plan Administrator, relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

(g)	New Accounting Standard

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (Statement 157) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  As of January 1, 2008, the Plan applied the provisions of Statement 157 to its recurring fair value measurements.  See Note 3 for applicable disclosures.

(3)	Investments

(a)	Fair Value of Plan Assets

Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Statement 157 also establishes the fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels.  The levels are described below.

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are either directly or indirectly observable as of the reporting date.  Essentially, this represents inputs that are derived principally from or corroborated by observable market data.

•	Level 3 - Generally unobservable inputs, which are developed based on the best information available and may include our own internal data.

The Plan’s investments in the accompanying statements of net assets available for benefits, which are measured at fair value on a recurring basis pursuant to the valuation hierarchy, are classified within Level 1.  The Plan’s Level 1 investments include a money market fund, mutual funds, and common stock.

(b)	Individual Investments Greater Than 5 percent of Net Assets

The following table presents the fair value of individual investments that represent 5 percent or more of the Plan’s net assets at December 31, 2008 and 2007 (in thousands):

	2008	2007
Money market fund - Cavanal Hill U.S. Treasury Fund**	$2,882	2,478
Common stock of ONEOK, Inc.	1,090	837
Mutual fund - Fidelity Balanced Fund	*	248

* Amounts less than 5% for periods indicated.
** Effective December 1, 2008, the American Performance U.S. Treasury Fund was renamed to Cavanal Hill U.S. Treasury Fund.

At December 31, 2008 and 2007, the money market fund included $2,657,774 and $2,375,408, respectively, of cash contributions made by the Company on the last day of the Plan’s respective year.

(c)	Net Depreciation by Investment Class

The following table presents the net depreciation in fair value for each class of investment which had net depreciation for the year ended December 31, 2008 (in thousands):

2008
Mutual funds	$(1,151)
Common stock of ONEOK, Inc.	(537)
Net depreciation	$(1,688)

(4)	Distributions Payable

At December 31, 2008, net assets available for benefits included $13,480 for distributions to participants who requested a distribution from the Plan prior to the end of the Plan year.

(5)	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008, to Schedule H of Form 5500 (in thousands):

Net assets available for benefits per the financial statements	$6,022
Deemed distribution activity	(13)
Net assets available for benefits per Schedule H of Form 5500	$6,009

The following is a reconciliation of deductions to net assets available for benefits per the financial statements for the year ended December 31, 2008, to total expenses per Schedule H of Form 5500 (in thousands):

Deductions to net assets available for benefits per the financial statements	$358
Deemed distributions	13
Total expenses per Schedule H of Form 5500	$371

Benefits paid to participants on Schedule H of Form 5500 include requests for distributions that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Schedule 1

PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008
(In thousands, except shares)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in-	Identity of Issue,	Description of Investment
Interest	Borrower, Lessor,	Including Maturity Date, Rate		Current
Identification	or Similar Party	of Interest, Par or Maturity Value	Cost	Value
*	Cavanal Hill US
	Treasury Fund	Money market fund - 2,881,602 shares	**	$2,882
	American Beacon Large
	Cap Value Fund	Mutual fund - 11,209 shares	**	154
	Dodge & Cox International
	Stock Fund	Mutual fund - 8,882 shares	**	195
	Fidelity Balanced Fund	Mutual fund - 21,961 shares	**	288
	American Funds Growth
	Fund of America	Mutual fund - 2,871 shares	**	59
	Laudus Rosenberg
	US Discovery Fund	Mutual fund - 17,241 shares	**	178
	Schwab Managed
	Retirement Trust Income	Mutual fund - 475 shares	**	5
	Schwab Managed
	Retirement Trust 2010	Mutual fund - 3,639 shares	**	45
	Schwab Managed
	Retirement Trust 2020	Mutual fund - 9,016 shares	**	111
	Schwab Managed
	Retirement Trust 2030	Mutual fund - 13,309 shares	**	165
	Schwab Managed
	Retirement Trust 2040	Mutual fund - 14,827 shares	**	181
	Schwab Managed
	Retirement Trust 2050	Mutual fund - 17,377 shares	**	112
	Vanguard Primecap Fund	Mutual fund - 4,998 shares	**	231
	Vanguard Institutional
	Index Fund	Mutual fund - 1,888 shares	**	156
	PIMCO Total Return Fund	Mutual fund - 16,790 shares	**	170
*	ONEOK, Inc.	Common stock - 37,428 shares	**	1,090
				$6,022
*	Party-in-interest
**	This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Profit Sharing Plan ONEOK, Inc.
Date:	June 26, 2009	By:	/s/ Caron A. Lawhorn
Caron A. Lawhorn Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

EXHIBIT

NUMBER                                 EXHIBIT

              23   Consent of Independent Registered Public Accounting Firm